February 12, 2021

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Kasey L. Robinson

Re:	Agrify Corporation
Registration Statement on Form S-1
Filed February 11, 2021
File No. 333-253005

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), as the underwriter of the proposed offering of Agrify Corporation (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 5:00 p.m., Eastern Time, on Tuesday, February 16, 2021, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that copies of the Preliminary Prospectus dated February 11, 2021 have been distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Maxim Group LLC

By:	/s/ Clifford A. Teller
Name: Clifford A. Teller Title: Head of Investment Banking, Executive Managing Director